SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)

Tab Products Co.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

873197 10 7

(CUSIP Number)

Edward E. Steiner, Esq.
Keating, Muething & Klekamp, P.L.L.
One East Fourth Street, 14th Floor
Cincinnati, Ohio 45202
(513) 579-6468

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2001

(Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

(Continued on the following pages)

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Phillip Ean Cohen
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                  (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Australia
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   339,000
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     339,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          339,100 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Hamilton Sorter Co., Inc.
          31-0722233
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC, BK - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Ohio
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   339,000
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     339,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               339,100 - See Item 5

--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Corp. 13-3526420
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC, BK - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   339,000
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     339,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          339,100 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          HS Morgan Limited Partnership 13-3526423
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          WC, BK - See Item 3
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   339,000
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     339,000
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          339,100 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       13D
--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Thaddeus S. Jaroszewicz
--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                      (b) [ ]
--------- ----------------------------------------------------------------------
 3        SEC USE ONLY

--------- ----------------------------------------------------------------------
 4        SOURCE OF FUNDS*

          PF
--------- ----------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

             USA
---------------------------- ------- -------------------------------------------
                              7      SOLE VOTING POWER

         NUMBER OF                   100
          SHARES
       BENEFICIALLY          ------- -------------------------------------------
         OWNED BY             8      SHARED VOTING POWER
           EACH
         REPORTING                   -0-
        PERSON WITH          ------- -------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     100
                             ------- -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     -0-
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          339,100 - See Item 5
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*

--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.6%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 5 to Schedule 13D amends solely Items 4 and 7 of the Schedule 13D filed on February 8, 2001, as amended by Amendment No. 1 filed on February 15, 2001, Amendment No. 2 filed on March 12, 2001, Amendment No. 3 filed on March 19, 2001 and Amendment No. 4 filed on April 4, 2001, by Phillip Ean Cohen ("Mr. Cohen"), Hamilton Sorter Co., Inc., an Ohio corporation ("Hamilton Sorter"), HS Morgan Limited Partnership, a Delaware limited partnership ("HSMLP"), Thaddeus S. Jaroszewicz and HS Morgan Corp., a Delaware corporation ("HS Morgan") (collectively, the "Filers"). This filing relates to the Common Stock, $0.01 par value ("Common Stock") of Tab Products Co., a Delaware corporation (the "Corporation").

Item 4.   Purpose of Transaction.

On April 19, 2001 Ted Jaroszewicz submitted to Tab Products Co. the nomination materials attached hereto as Exhibit No. 1 and stocklist demand letter attached hereto as Exhibit No. 2. The Notice of Nomination included in the nomination materials nominates for election as directors David Pease, III, Mark J. Dessy, John W. Boustead, Watkins C. Johnston and Mr. Jaroszewicz.

Item 7.       Material to be filed as Exhibits.

1. 2.	Ted Jaroszewicz Nomination Materials submitted to Tab Products Co. on April 19, 2001 Ted Jaroszewicz Stocklist Demand Letter submitted to Tab Products Co. on April 19, 2001

Dated: April 19, 2001

______________________________________
*Phillip Ean Cohen

HAMILTON SORTER CO., INC.,
an Ohio corporation

*By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
         Thaddeus S. Jaroszewicz

    /s/Thaddeus S. Jaroszewicz
         ____________________________________
       Thaddeus S. Jaroszewicz
         ____________________________________

HS MORGAN LIMITED PARTNERSHIP,
a Delaware limited partnership.

By:  HS MORGAN CORP., the General Partner

By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
Its:    President
         ____________________________________

HS MORGAN CORP.
a Delaware corporation

By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
Title:    President
         ____________________________________

*By:    /s/Thaddeus S. Jaroszewicz
         ____________________________________
         Thaddeus S. Jaroszewicz
         Attorney-in-Fact

EXHIBIT 1

Ted Jaroszewicz
c/o Hamilton Sorter Co., Inc.
3158 Production Drive
Fairfield, Ohio 45014
Tel: (513) 870-4478
Fax: (513) 870-4468

April 19, 2001

Tab Products Co.
2130 Gold Street
P.O. Box 649061
San Jose, California 95164-9061

Attention:   Robert J. Sexton,
                 Corporate Secretary

Re:   Notice of Nomination of Persons for Election as Directors

Dear Mr. Sexton:

          I am, as of the date hereof, the record and beneficial owner of 100 shares of the Common Stock, $0.01 par value per share (“Common Stock”) of Tab Products Co. (the “Corporation”). I am therefore entitled to nominate persons for election as directors at the Corporation’s 2001 annual meeting (the “Annual Meeting”).

          In accordance with Article II, Section 11 of the Corporation’s Second Amended and Restated Bylaws (the “Bylaws”), I am submitting this letter to nominate David Pease, III, Mark J. Dessy, John W. Boustead, Watkins C. Johnston and myself (the “Nominees”) for election as directors at the Annual Meeting.

          Based upon publicly filed information available on the date hereof, I understand that five directors are to be elected at the Annual Meeting. However, I request that you inform me promptly if there has been any change in such publicly filed information, including any increase in the number of directors to be elected at the Annual Meeting (either because the Board of Directors is enlarged or otherwise), so that I can act promptly to determine whether to make further nomination(s). I hereby reserve the right to nominate additional nominees. Such additional nominations to be made by me, if any, are without prejudice to any position I may take with respect to a possible allegation that an attempt by the Corporation to increase the current size of the Board of Directors constitutes an unlawful manipulation of the Corporation’s corporate machinery. While it might not be possible under those circumstances to comply with the time periods of Article II, Section 11 of the Bylaws, I believe that the failure of the Corporation to permit additional nominations under those circumstances would be invalid and illegal. Similarly, if fewer than five directors are to be elected because the size of the Board of Directors is reduced, I request that you inform me promptly, so that I may notify you which of my five nominees listed herein will be so nominated.

          If this letter shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this letter shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by me.

          In accordance with Article II, Section 11 of the Bylaws, I hereby advise you that:

(a)	my name and address are set forth above; the names and addresses (business and residence) of the Nominees are set forth in Exhibits A-E;

(b)

I represent that, as of the date hereof, (i) I am the record and beneficial owner of 100 shares of Common Stock of the Corporation entitled to vote for the election of directors; (ii) I undertake to continue to hold the 100 shares of Common Stock evidenced by the copy of the stock certificate no. SFU18894 enclosed herewith through the record date for the Annual Meeting; and (iii) I intend to appear in person or by proxy at the Annual Meeting to nominate the Nominees;

(c)

each of the Nominees has agreed to be nominated by me for election as a director, to be named in any proxy statement published by the Corporation or me, Hamilton Sorter Co., Inc. (“Hamilton Sorter”) or any affiliate of Hamilton Sorter pursuant to the proxy rules of the Securities and Exchange Commission (the “SEC”) in connection with the election of directors at the Annual Meeting and, if elected, to serve as a director of the Corporation. Except as indicated above and in Exhibits A-E, there are no arrangements or understandings between me or Hamilton Sorter and any of the Nominees and any other person or persons pursuant to which the nominations are to be made by me. You may note that I am the Chief Executive Officer of Hamilton Sorter and, through my relationship with Hamilton Sorter and ownership of shares of the Corporation, I am a member of the group of filers of the Amended Schedule 13D;

(d)

the information regarding each of the Nominees that would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC, had the nominee been nominated (or intended to be nominated) by the Corporation’s Board of Directors, is set forth in Exhibits A-E and such information is supplemented by information contained in the Schedule 13D filed by Hamilton Sorter on February 8, 2001, as amended (the “Amended Schedule 13D”);

(e)	the consents of each of the Nominees to be named as nominees in any proxy statement referred to above and to serve as a director of the Corporation, if so elected, are set forth in Exhibits A-E; and

(f)

I certify that none of the Nominees is now an officer or employee of the Corporation, and that each Nominee otherwise meets the qualifications to serve as a director of the Corporation prescribed in the Bylaws.

Very truly yours, Ted Jaroszewicz

Receipt of a copy of the
foregoing letter is acknowledged.

TAB PRODUCTS CO.

By:
Name:
Title:

cc:    Diane Holt Frankle, Esq.
        William M. Lafferty, Esq.
        Edward E. Steiner, Esq.

EXHIBIT A

  Name, age and addresses of Nominee:

           David Pease, III
           Age: 41
           Born: June 1, 1959

  Business and Residential Addresses:

           1100 Rookwood Drive, Cincinnati, OH 45208

  Principal Occupation and Directorships:

  Mr. Pease now engages in investing activities primarily for his own account. From 1981 to 1999 Mr. Pease was an owner of Pease Industries, Inc., a Fairfield Ohio based national manufacturer of building materials. Mr. Pease became President of Pease Industries, Inc. in 1999. Since 1998 Mr. Pease has been a member of the Board of Directors of each of Hamilton Sorter Co., Inc. and Workstream Inc., the parent company of Hamilton Sorter Co., Inc.

  The Nominee is not involved in any material legal proceeding in which he is a party adverse to, or has a material interest adverse to that of Tab Products Co. (the "Corporation") or any of its subsidiaries.

  The Nominee was not nominated as a director pursuant to any agreement or understanding between the Nominee and any other person(s). As set forth in Item 2 above, the Nominee is a director of Hamilton Sorter Co., Inc., an affiliate of stockholder submitting the nomination.

  The Nominee has never held any position or office with the Corporation, nor served as a Director of the Corporation.

  To the best of Nominee’s knowledge, there exists no family relationship between the Nominee and any director, any nominee for election as director or any executive officer of the Corporation.

  Presently, except as may be set forth in Item 2 above, the Nominee is not a director or a nominee for election as director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

  Within the past five years, no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar court appointed officer has been appointed for the business or property of the Nominee or (a) any partnership in which the Nominee was a general partner, or (b) any corporation of which the Nominee was an executive officer, in either case at or within two years before the time of such filing.

  Within the past five years, the Nominee has not been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, that permanently or temporarily enjoined any of the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right to engage in any activity described in clause (i) of item 10, above, or the right to be associated with persons engaged in any such activity.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law.

  The Nominee does not currently and does not expect, (other than pursuant to the Corporation’s existing plans and policies relating to Directors) if elected, to receive any cash compensation, bonus, deferred compensation, pension plan coverage, stock option or stock appreciation rights from the Corporation.

  Neither the Nominee nor, to the best of the Nominee’s knowledge, any of the Nominee’s associates or immediate family members had or has a direct or indirect material interest in any transaction or series of similar transactions with the Corporation or any of its subsidiaries in which the amount involved exceeds $60,000 and which has occurred since May 31, 1999 or is currently proposed.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity that has made, or proposes to make, payments to the Corporation or its subsidiaries for property or services in excess of five percent of (i) the Corporation’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last full fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own, (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity to which the Corporation or its subsidiaries has made or proposes to make payments for property or services in excess of five percent of (i) the Corporation’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record, or beneficially), an equity interest in excess of ten percent of any business or professional entity to which the Corporation or its subsidiaries was indebted in an aggregate amount in excess of five percent of the Corporation’s total consolidated assets as of May 31, 2000.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a member of, or of counsel to, a law firm that the Corporation retained during 1999, 2000 or 2001, or to the best of Nominee’s knowledge, proposes to retain during the current fiscal year.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a partner or executive officer of any investment banking firm that has performed services for the Corporation during 1999, 2000 or 2001 or that the Corporation proposes to have perform services during the Corporation’s current fiscal year.

  The Nominee is not involved in any relations with the Corporation that are substantially similar in scope to those listed and described in items 16 through 20 above.

  Since May 31, 1999, the Nominee has not been, and to the best of the Nominee’s knowledge none of the following persons has been, indebted to the Corporation or any of its subsidiaries in an amount that exceeds $60,000: (i) any immediate family members of the Nominee; (ii) any corporation or organization of which the Nominee is an executive officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities; or (iii) any trust or estate in which the Nominee has a substantial beneficial interest or serves as a trustee or in a similar capacity.

  The Nominee is not, directly or indirectly, the beneficial owner (as defined in Rule 13d-3 under the Exchange Act of 1934) of any securities of the Corporation except that he may be deemed to be the beneficial owner of 339,100 shares of Common Stock owned by Hamilton Sorter Co., Inc. and Ted Jaroszewicz, an affiliate thereof, because he is a director of Hamilton Sorter Co., Inc. The Nominee owns no securities issued by the Corporation of record that he does not own beneficially.

[Remainder of page intentionally left blank.]

CONSENT TO SERVE AS DIRECTOR

      I hereby consent to be named as a nominee for election as a director of Tab Products Co. in any proxy statement published by Tab Products Co. or Hamilton Sorter Co., Inc. or an affiliate thereof, including Ted Jaroszewicz, pursuant to the proxy rules of the Securities and Exchange Commission in connection with the election of directors at the 2001 Annual Meeting of Stockholders of Tab Products Co. and to serve as a director of Tab Products Co. if so elected.

/s/David Pease, III DAVID PEASE, III Date: April 4, 2001

EXHIBIT B

  Name, age and addresses of Nominee:

           Mark J. Dessy
           Age: 47
           Born: August 26, 1953

  Business and Residential Addresses:

           15100 S. Figueroa Street, Gardena, CA 90248    (Business)
           #8 Maverick Lane, Rolling Hills, CA 90274   (Residence)

  Principal Occupation and Directorships:

  Since January 1998, Mark J. Dessy has served as the Chief Executive Officer of New Maverick Desk Inc., a wholly owned subsidiary of Workstream Inc., the parent company of Hamilton Sorter Co., Inc. Mr. Dessy has served as a director of Workstream Inc. since January 1998 and New Maverick Desk Inc. since January 1998. Mr. Dessy also founded Maverick Desk Manufacturing Inc. in 1991 before he sold it to Workstream Inc. in January 1998.

  The Nominee is not involved in any material legal proceeding in which he is a party adverse to, or has a material interest adverse to, that of Tab Products Co. (the "Corporation") or any of its subsidiaries.

  The Nominee was not nominated as a director pursuant to any agreement or understanding between the Nominee and any other person(s). As set forth in Item 2 above, the Nominee is a director of Workstream Inc., the parent company of Hamilton Sorter Co., Inc., an affiliate of the stockholder submitting the nomination.

  The Nominee has never held any position or office with the Corporation, nor served as a Director of the Corporation.

  To the best of Nominee’s knowledge, there exists no family relationship between the Nominee and any director, any nominee for election as director or any executive officer of the Corporation.

  Presently, except as may be set forth in Item 2 above, the Nominee is not a director or a nominee for election as director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

  Within the past five years, no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar court appointed officer has been appointed for the business or property of the Nominee or (a) any partnership in which the Nominee was a general partner, or (b) any corporation of which the Nominee was an executive officer, in either case at or within two years before the time of such filing.

  Within the past five years, the Nominee has not been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, that permanently or temporarily enjoined any of the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right to engage in any activity described in clause (i) of item 10, above, or the right to be associated with persons engaged in any such activity.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law.

  The Nominee does not currently and does not expect, (other than pursuant to the Corporation’s existing plans and policies relating to Directors) if elected, to receive any cash compensation, bonus, deferred compensation, pension plan coverage, stock option or stock appreciation rights from the Corporation.

  Neither the Nominee nor, to the best of the Nominee’s knowledge, any of the Nominee’s associates or immediate family members had or has a direct or indirect material interest in any transaction or series of similar transactions with the Corporation or any of its subsidiaries in which the amount involved exceeds $60,000 and which has occurred since May 31, 1999 or is currently proposed.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity that has made, or proposes to make, payments to the Corporation or its subsidiaries for property or services in excess of five percent of (i) the Corporation’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last full fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own, (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity to which the Corporation or its subsidiaries has made or proposes to make payments for property or services in excess of five percent of (i) the Corporation’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record, or beneficially), an equity interest in excess of ten percent of any business or professional entity to which the Corporation or its subsidiaries was indebted in an aggregate amount in excess of five percent of the Corporation’s total consolidated assets as of May 31, 2000.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a member of, or of counsel to, a law firm that the Corporation retained during 1999, 2000 or 2001, or to the best of Nominee’s knowledge, proposes to retain during the current fiscal year.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a partner or executive officer of any investment banking firm that has performed services for the Corporation during 1999, 2000 or 2001 or that the Corporation proposes to have perform services during the Corporation’s current fiscal year.

  The Nominee is not involved in any relations with the Corporation that are substantially similar in scope to those listed and described in items 16 through 20 above.

  Since May 31, 1999, the Nominee has not been, and to the best of the Nominee’s knowledge none of the following persons has been, indebted to the Corporation or any of its subsidiaries in an amount that exceeds $60,000: (i) any immediate family members of the Nominee; (ii) any corporation or organization of which the Nominee is an executive officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities; or (iii) any trust or estate in which the Nominee has a substantial beneficial interest or serves as a trustee or in a similar capacity.

  The Nominee is not, directly or indirectly, the beneficial owner (as defined in Rule 13d-3 under the Exchange Act of 1934) of any securities of the Corporation except that he may be deemed to be the beneficial owner of 339,100 shares of Common Stock owned by Hamilton Sorter Co., Inc. and Ted Jaroszewicz, an affiliate thereof, because he is a director of Workstream Inc., the parent company of Hamilton Sorter Co., Inc. The Nominee owns no securities issued by the Corporation of record that he does not own beneficially.

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CONSENT TO SERVE AS DIRECTOR

     I hereby consent to be named as a nominee for election as a director of Tab Products Co. in any proxy statement published by Tab Products Co. or Hamilton Sorter Co., Inc. or an affiliate thereof, including Ted Jaroszewicz, pursuant to the proxy rules of the Securities and Exchange Commission in connection with the election of directors at the 2001 Annual Meeting of Stockholders of Tab Products Co. and to serve as a director of Tab Products Co. if so elected.

/s/Mark J. Dessy MARK J. DESSY Date: April 3, 2001

EXHIBIT C

  Name, age and address of Nominee:

           Ted Jaroszewicz
           Age: 43
           Born: November 8, 1957

  Business and Residential Addresses:

           3158 Production Drive, Fairfield, Ohio 45014 (Business)
           7900 Finley Lane, Indian Hill, Ohio 45242 (Residence)

  Principal Occupation and Directorships:

  Ted Jaroszewicz has been the President and a director of Workstream Inc., the parent company of Hamilton Sorter Co., Inc., since 1989. In addition, since 1991 Mr. Jaroszewicz has served as the Chief Executive Officer and a director of Hamilton Sorter Co., Inc., and, since January 1998, he has been a director of New Maverick Desk Inc., which is a wholly owned subsidiary of Workstream Inc. Since 1989, Mr. Jaroszewicz has been President of HS Morgan Inc., the general partner of the HS Morgan Limited Partnership, which is the sole shareholder of Workstream Inc. Mr. Jaroszewicz is also a member of the Indian Hill Exempted Village Board of Education, a member of the Vestry of the Christ Church Cathedral (Episcopal) of Cincinnati, and member of the Board of Directors of Employers Resource Association of Cincinnati. Mr. Jaroszewicz's salary and benefits are paid by Hamilton Sorter Co., Inc.

  The Nominee is not involved in any material legal proceeding in which he is a party adverse to, or has a material interest adverse to, that of Tab Products Co. (the "Corporation") or any of its subsidiaries.

  The Nominee was not nominated as a director pursuant to any agreement or understanding between the Nominee and any other person(s). As set forth in Item 2 above, the Nominee is the Chief Executive Officer and director of Hamilton Sorter Co., Inc., an affiliate of the other Nominees as disclosed in Exhibits A-E.

  The Nominee has never held any position or office with the Corporation, nor served as a Director of the Corporation.

  To the best of Nominee’s knowledge, there exists no family relationship between the Nominee and any director, any nominee for election as director or any executive officer of the Corporation.

  Presently, except as may be set forth in Item 2 above, the Nominee is not a director or a nominee for election as director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

  Within the past five years, no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar court appointed officer has been appointed for the business or property of the Nominee or (a) any partnership in which the Nominee was a general partner, or (b) any corporation of which the Nominee was an executive officer, in either case at or within two years before the time of such filing.

  Within the past five years, the Nominee has not been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, that permanently or temporarily enjoined any of the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right to engage in any activity described in clause (i) of item 10, above, or the right to be associated with persons engaged in any such activity.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law.

  The Nominee does not currently and does not expect, (other than pursuant to the Corporation’s existing plans and policies relating to Directors) if elected, to receive any cash compensation, bonus, deferred compensation, pension plan coverage, stock option or stock appreciation rights from the Corporation.

  Neither the Nominee nor, to the best of the Nominee’s knowledge, any of the Nominee’s associates or immediate family members had or has a direct or indirect material interest in any transaction or series of similar transactions with the Corporation or any of its subsidiaries in which the amount involved exceeds $60,000 and which has occurred since May 31, 1999 or is currently proposed.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity that has made, or proposes to make, payments to the Corporation or its subsidiaries for property or services in excess of five percent of (i) the Corporation’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last full fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own, (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity to which the Corporation or its subsidiaries has made or proposes to make payments for property or services in excess of five percent of (i) the Corporation’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record, or beneficially), an equity interest in excess of ten percent of any business or professional entity to which the Corporation or its subsidiaries was indebted in an aggregate amount in excess of five percent of the Corporation’s total consolidated assets as of May 31, 2000.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a member of, or of counsel to, a law firm that the Corporation retained during 1999, 2000 or 2001, or to the best of Nominee’s knowledge, proposes to retain during the current fiscal year.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a partner or executive officer of any investment banking firm that has performed services for the Corporation during 1999, 2000 or 2001 or that the Corporation proposes to have perform services during the Corporation’s current fiscal year.

  The Nominee is not involved in any relations with the Corporation that are substantially similar in scope to those listed and described in items 16 through 20 above.

  Since May 31, 1999, the Nominee has not been, and to the best of the Nominee’s knowledge none of the following persons has been, indebted to the Corporation or any of its subsidiaries in an amount that exceeds $60,000: (i) any immediate family members of the Nominee; (ii) any corporation or organization of which the Nominee is an executive officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities; or (iii) any trust or estate in which the Nominee has a substantial beneficial interest or serves as a trustee or in a similar capacity.

  The Nominee is not, directly or indirectly, the beneficial owner (as defined in Rule 13d-3 under the Exchange Act of 1934) of any securities of the Corporation not disclosed in the cover letter accompanying this material except that he may be deemed to be the beneficial owner of 339,100 shares of Common Stock owned by Hamilton Sorter because he is the Chief Executive Officer of Hamilton Sorter Co., Inc., and is a member of the Schedule 13D filing group of Hamilton Sorter. The Nominee owns no securities issued by the Corporation of record that he does not own beneficially.

[Remainder of page intentionally left blank.]

CONSENT TO SERVE AS DIRECTOR

      I hereby consent to be named as a nominee for election as a director of Tab Products Co. in any proxy statement published by Tab Products Co. or Hamilton Sorter Co., Inc. or an affiliate thereof, including myself, pursuant to the proxy rules of the Securities and Exchange Commission in connection with the election of directors at the 2001 Annual Meeting of Stockholders of Tab Products Co. and to serve as a director of Tab Products Co. if so elected.

/s/Ted Jaroszewicz TED JAROSZEWICZ Date: April 2, 2001

EXHIBIT D

  Name, age and addresses of Nominee:

             John W. Boustead
             Age: 54
             Born: January 5, 1947

  Business and Residential Addresses:

             3158 Production Drive, Fairfield, Ohio, 45014 (Business)
             9310 Leafy Hollow Drive, Dayton, Ohio 45458 (Residence)

  Principal Occupation and Directorships:

  Since March 1999, Mr. Boustead has served as the Senior Executive of Hamilton Sorter Co., Inc. From April 1995 through March 1999, Mr. Boustead served as President and Chief Operating Officer of Toftrees Consulting, Inc., a consulting company that provides services to underperforming organizations. From December 1992 through April 1995, Mr. Boustead served as President and Chief Operating Officer of Fisher Products Group, a $400 million division of Fisher Scientific International, Inc., a manufacturer and distributor of industrial products. From April 1986 through December 1992, Mr. Boustead served as President and Chief Operating Officer of Hamilton Industries, Inc., a $135 million manufacturer of laboratory products and services which was purchased by Fischer Scientific International, Inc. in December 1992. Mr. Boustead's salary and benefits are paid by Hamilton Sorter Co., Inc.

  The Nominee is not involved in any material legal proceeding in which he is a party adverse to, or has a material interest adverse to that of Tab Products Co. (the "Corporation") or any of its subsidiaries.

  The Nominee was not nominated as a director pursuant to any agreement or understanding between the Nominee and any other person(s). As set forth in Item 2 above, the Nominee is the Senior Executive of Hamilton Sorter Co., Inc., an affiliate of the stockholder of the Corporation submitting the nomination.

  The Nominee has never held any position or office with the Corporation, nor served as a Director of the Corporation.

  To the best of Nominee’s knowledge, there exists no family relationship between the Nominee and any director, any nominee for election as director or any executive officer of the Corporation.

  Presently, except as may be set forth in Item 2 above, the Nominee is not a director or a nominee for election as director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

  Within the past five years, no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar court appointed officer has been appointed for the business or property of the Nominee or (a) any partnership in which the Nominee was a general partner, or (b) any corporation of which the Nominee was an executive officer, in either case at or within two years before the time of such filing.

  Within the past five years, the Nominee has not been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, that permanently or temporarily enjoined any of the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right to engage in any activity described in clause (i) of item 10, above, or the right to be associated with persons engaged in any such activity.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law.

  The Nominee does not currently and does not expect, (other than pursuant to the Corporation’s existing plans and policies relating to Directors) if elected, to receive any cash compensation, bonus, deferred compensation, pension plan coverage, stock option or stock appreciation rights from the Corporation.

  Neither the Nominee nor, to the best of the Nominee’s knowledge, any of the Nominee’s associates or immediate family members had or has a direct or indirect material interest in any transaction or series of similar transactions with the Corporation or any of its subsidiaries in which the amount involved exceeds $60,000 and which has occurred since May 31, 1999 or is currently proposed.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity that has made, or proposes to make, payments to the Corporation or its subsidiaries for property or services in excess of five percent of (i) the Corporation’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last full fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own, (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity to which the Corporation or its subsidiaries has made or proposes to make payments for property or services in excess of five percent of (i) the Corporation’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record, or beneficially), an equity interest in excess of ten percent of any business or professional entity to which the Corporation or its subsidiaries was indebted in an aggregate amount in excess of five percent of the Corporation’s total consolidated assets as of May 31, 2000.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a member of, or of counsel to, a law firm that the Corporation retained during 1999, 2000 or 2001, or to the best of Nominee’s knowledge, proposes to retain during the current fiscal year.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a partner or executive officer of any investment banking firm that has performed services for the Corporation during 1999, 2000 or 2001 or that the Corporation proposes to have perform services during the Corporation’s current fiscal year.

  The Nominee is not involved in any relations with the Corporation that are substantially similar in scope to those listed and described in items 16 through 20 above.

  Since May 31, 1999, the Nominee has not been, and to the best of the Nominee’s knowledge none of the following persons has been, indebted to the Corporation or any of its subsidiaries in an amount that exceeds $60,000: (i) any immediate family members of the Nominee; (ii) any corporation or organization of which the Nominee is an executive officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities; or (iii) any trust or estate in which the Nominee has a substantial beneficial interest or serves as a trustee or in a similar capacity.

  The Nominee is not, directly or indirectly, the beneficial owner (as defined in Rule 13d-3 under the Exchange Act of 1934) of any securities of the Corporation except that he may be deemed to be the beneficial owner of 339,100 shares of Common Stock owned by Hamilton Sorter Co., Inc. and Ted Jaroszewicz, an affiliate thereof, because he is the Senior Executive of Hamilton Sorter Co., Inc. The Nominee owns no securities issued by the Corporation of record that he does not own beneficially.

[Remainder of page intentionally left blank.]

CONSENT TO SERVE AS DIRECTOR

      I hereby consent to be named as a nominee for election as a director of Tab Products Co. in any proxy statement published by Tab Products Co. or Hamilton Sorter Co., Inc. or an affiliate thereof, including Ted Jaroszewicz, pursuant to the proxy rules of the Securities and Exchange Commission in connection with the election of directors at the 2001 Annual Meeting of Stockholders of Tab Products Co. and to serve as a director of Tab Products Co. if so elected.

/s/John W. Boustead JOHN W. BOUSTEAD Date: April 5, 2001

EXHIBIT E

  Name, age and addresses of Nominee:

             Name: Watkins C. Johnston
             Age: 59
             Born: May 5, 1941

  Business and Residential Addresses:

            1100 Chandler Street, Montgomery, Alabama 36102 (Business)
            1738 Pineneedle Road, Montgomery, Alabama 36106 (Residence)

  Principal Occupation and Directorships:

  Mr. Johnston has been an owner of STS Filing Products, Inc. (formerly known as Sav-Tyme Systems, Inc.) and its Chief Executive Officer since 1986. Mr. Johnston also served as a director of Union Bank and Trust Company from 1991 to 1994 and from 1980 to 1985 served as a director of Gulf America Fire and Casualty Co. Additionally, Mr. Johnston has served as a director of Regions Bank since 1994. From 1991 to the present, Mr. Johnston has been the President of Johnston Cattle Co.

  The Nominee is not involved in any material legal proceeding in which he is a party adverse to, or has a material interest adverse to that of Tab Products Co. (the "Corporation") or any of its subsidiaries.

  The Nominee was not nominated as a director pursuant to any agreement or understanding between the Nominee and any other person(s).

  The Nominee has never held any position or office with the Corporation, nor served as a Director of the Corporation.

  To the best of Nominee’s knowledge, there exists no family relationship between the Nominee and any director, any nominee for election as director or any executive officer of the Corporation.

  Presently, except as may be set forth in Item 2 above, the Nominee is not a director or a nominee for election as director of any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

  Within the past five years, no petition under the Federal bankruptcy laws or any state insolvency law has been filed by or against, and no receiver, fiscal agent or similar court appointed officer has been appointed for the business or property of the Nominee or (a) any partnership in which the Nominee was a general partner, or (b) any corporation of which the Nominee was an executive officer, in either case at or within two years before the time of such filing.

  Within the past five years, the Nominee has not been convicted in a criminal proceeding (excluding traffic violations or other minor offenses).

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, that permanently or temporarily enjoined any of the following activities: (i) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) engaging in any type of business practice; or (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

  Within the past five years, the Nominee has not been the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right to engage in any activity described in clause (i) of item 10, above, or the right to be associated with persons engaged in any such activity.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law.

  Within the past five years, the Nominee has not been found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law.

  The Nominee does not currently and does not expect, (other than pursuant to the Corporation’s existing plans and policies relating to Directors) if elected, to receive any cash compensation, bonus, deferred compensation, pension plan coverage, stock option or stock appreciation rights from the Corporation.

  Neither the Nominee nor, to the best of the Nominee’s knowledge, any of the Nominee’s associates or immediate family members had or has a direct or indirect material interest in any transaction or series of similar transactions with the Corporation or any of its subsidiaries in which the amount involved exceeds $60,000 and which has occurred since May 31, 1999 or is currently proposed.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity that has made, or proposes to make, payments to the Corporation or its subsidiaries for property or services in excess of five percent of (i) the Corporation’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last full fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own, (of record or beneficially) an equity interest in excess of ten percent of any business or professional entity to which the Corporation or its subsidiaries has made or proposes to make payments for property or services in excess of five percent of (i) the Corporation’s consolidated gross revenues for 1999, 2000 or 2001 or (ii) the other entity’s consolidated gross revenues for its last fiscal year.

  The Nominee has not been an executive officer of, does not own and did not during 1999, 2000 or 2001 own (of record, or beneficially), an equity interest in excess of ten percent of any business or professional entity to which the Corporation or its subsidiaries was indebted in an aggregate amount in excess of five percent of the Corporation’s total consolidated assets as of May 31, 2000.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a member of, or of counsel to, a law firm that the Corporation retained during 1999, 2000 or 2001, or to the best of Nominee’s knowledge, proposes to retain during the current fiscal year.

  The Nominee is not, and during 1999, 2000 or 2001 was not, a partner or executive officer of any investment banking firm that has performed services for the Corporation during 1999, 2000 or 2001 or that the Corporation proposes to have perform services during the Corporation’s current fiscal year.

  The Nominee is not involved in any relations with the Corporation that are substantially similar in scope to those listed and described in items 16 through 20 above.

  Since May 31, 1999, the Nominee has not been, and to the best of the Nominee’s knowledge none of the following persons has been, indebted to the Corporation or any of its subsidiaries in an amount that exceeds $60,000: (i) any immediate family members of the Nominee; (ii) any corporation or organization of which the Nominee is an executive officer or partner or is, directly or indirectly, the beneficial owner of ten percent or more of any class of equity securities; or (iii) any trust or estate in which the Nominee has a substantial beneficial interest or serves as a trustee or in a similar capacity.

  The Nominee is not, directly or indirectly, the beneficial owner (as defined in Rule 13d-3 under the Exchange Act of 1934) of any securities of the Corporation. The Nominee owns no securities issued by the Corporation of record that he does not own beneficially.

[Remainder of page intentionally left blank.]

CONSENT TO SERVE AS DIRECTOR

      I hereby consent to be named as a nominee for election as a director of Tab Products Co. in any proxy statement published by Tab Products Co. or Hamilton Sorter Co., Inc. (or an affiliate thereof) pursuant to the proxy rules of the Securities and Exchange Commission in connection with the election of directors at the 2001 Annual Meeting of Stockholders of Tab Products Co. and to serve as a director of Tab Products Co. if so elected.

/s/Watkins C. Johnston WATKINS C. JOHNSTON Date: April 3, 2001

EXHIBIT 2

Ted Jaroszewicz
c/o Hamilton Sorter Co., Inc.
3158 Production Drive
Fairfield, OH 45014

April 19, 2001

Tab Products Co.
2130 Gold Street
P.O. Box 649061
San Jose, CA 95164-9061

Attention: Robert J. Sexton, Corporate Secretary

RE:	Inspection of the Stocklist Materials of Tab Products Co. Pursuant to 8 Del. C.ss.220

Dear Mr. Sexton:

          The undersigned, Ted Jaroszewicz, is the record and beneficial owner of common stock, $.01 par value per share (the “Common Stock”), of Tab Products Co. a Delaware corporation (the “Company”). Enclosed is a copy of my stock certificate No. SFU18894. Pursuant to Section 220 of the Delaware General Corporation Law, I, as record holder of the shares, hereby demand the right (in person or by attorney or other agent), during the usual hours for business, to inspect the following records and documents of the Company (the “Stocklist Materials”) and to make copies or extracts therefrom:

          (a)    A complete record or list of the Company’s stockholders, certified by its transfer agent(s) and/or registrar(s), showing the name, address, account number and telephone number of each stockholder and the number of shares registered in the name of each such stockholder as of the most recent date available;

          (b)    A magnetic computer tape list or disk of the Company’s stockholders showing the names, account numbers and addresses of each stockholder and number of shares registered in the name of each such stockholder as of the most recent date available, together with such computer processing data as is necessary to make use of such magnetic computer tape or disk, and a printout of such magnetic computer tape or disk for verification purposes;

          (c)    A list of all stockholders arranged in descending order by number of shares, showing the name and address of each stockholder; a complete record or list of any participants in, or beneficiaries of, any Company employee stock or beneficiary’s purchase, ESOP plan or other plan for the purchase of shares (including, without limitation, The Tab Products Co. Pension, Profit Sharing & Tax Deferred Savings Trusts), showing the name and address of each participant or beneficiary and the number of shares credited to the participant’s account; a magnetic tape or disk of this information with the same computer processing data as requested in (a) above; a correct and complete copy of the plan(s) documents, including any amendments of such plans(s); and the name of the trustee of the plan(s) or trusts and methodology for voting said plan(s) or trusts and the method by which I may communicate with such participants or beneficiaries;

          (d)    All daily transfer sheets showing changes in the list of the Company’s stockholders referred to in paragraph (a) above that are in, or that come into, the possession of the Company or its transfer agent or other agents, or that can reasonably obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, from the date of such list to the date of the Company’s 2001 annual meeting of stockholders (“Annual Meeting”), or any meeting held as a result of any postponement or adjournment thereof, and/or the conclusion of the proxy solicitation referred to below;

          (e)    All information in, or that comes into, the Company’s possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or from nominees of any central certificate depository system concerning the names, addresses and number of shares of the Company’s stock held by the participating brokers and banks, including a breakdown of any holders in the name of Cede & Co., Kray & Co., Philadep, Bear Stearns & Co. and other similar nominees, including omnibus proxies and all “Security Position Listing” reports issued by The Depository Trust Company;

          (f)    All information in or which comes into the Company’s possession or control or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or from nominees of any central certificate depository system relating to the names, addresses and telephone numbers of the non-objecting beneficial owners of the Company’s stock (“NOBOs”) and consenting beneficial owners in the format of a printout in descending order balance and on a magnetic computer tape or disk with the computer processing data that is necessary to make use of such magnetic computer tape or disk, and a printout of such magnetic computer tape for verification purposes (such information with respect to brokers and dealers is readily available to the Company under Rule 14b-1 of the Securities Exchange Act of 1934, as amended, from Independent Election Corporation of America and ADP Proxy Services);

          (g)    All “stop” lists or “stop transfer” lists relating to any shares of common stock of the Company and any changes corrections, additions or deletions from the date of the list referred to in paragraph (a) above to the date of the Annual Meeting;

          (h)    A true and correct copy of the Bylaws of the Company as in effect on the date hereof; and,

          (i)    A list as of the date of the list referred to in paragraph (a) above of all holders of shares of Common Stock owning 1,000 or more shares of Common Stock, arranged in descending order;

          (j)    All respondent bank lists and omnibus proxies for such lists (such information is readily available to the Company under Rule 14b-2 of the Securities Exchange Act of 1934, as amended);

          (k)    A list of all holders of options to purchase shares of Common Stock, the date on which any such option was granted, the date on which any such option becomes exercisable and the exercise price of any such option as of the most recent date available;

          (l)    The information and records specified in paragraphs (a), (b), (c), (e), (f), (i), (j) and (k) above as of any record date for stockholder action set by the Board of Directors, by operation of law or otherwise; the information and records specified in paragraph (d) on a weekly basis up until the Annual Meeting, and/or the conclusion of the possible proxy solicitation referred to below.

          The purposes of this demand for the Stocklist Materials are to enable the undersigned (1) to communicate with other stockholders of the Company regarding their mutual interests as Company stockholders, and (2) to communicate with their fellow stockholders regarding, among other things, a possible proxy solicitation regarding the election of directors at the Company’s Annual Meeting.

          Please advise William M. Lafferty of Morris, Nichols, Arsht & Tunnell, 1201 North Market Street, Wilmington, Delaware 19801, Phone (302) 658-9200 and Edward E. Steiner of Keating, Muething & Klekamp, P.L.L., 1400 Provident Tower, One East Fourth St., Cincinnati, Ohio 45202, Phone (513) 579-6468, where and when the Stocklist Materials will be available for inspection. Please be advised that the undersigned will bear the reasonable costs incurred by the Company, including the costs of its transfer agent(s) or registrar(s) in connection with the production of the information demanded.

          The undersigned hereby authorizes Morris, Nichols, Arsht & Tunnell and Keating, Muething and Klekamp, P.L.L. and their respective partners, associates, employees and any other persons to be designated by them, acting together, singly or in combination, to conduct the inspection and copying herein demanded.

Very truly yours, Ted Jaroszewicz

cc:	The Corporation Trust Company, as registered agent for the Company Diane Holt Frankle, Esq. William M. Lafferty, Esq. Edward E. Steiner, Esq.

STATE OF OHIO COUNTY OF HAMILTON	) ) SS: )

BE IT REMEMBERED that, the undersigned, personally appeared before me, who being duly sworn, deposes and says:

           1.    That the foregoing is my letter of demand for the inspection of designated Stocklist Materials of Tab Products Co. and that the statements made in such letter are true and correct.

          2.    That the letter contains a designation of Morris, Nichols, Arsht & Tunnell and Keating, Muething & Klekamp, P.L.L. and their respective partners, associates and employees and any other persons to be designated by them, acting together, singly or in combination as the undersigned’s attorney or agent to conduct such inspection, and that the foregoing and this verification are the undersigned’s power of attorney authorizing the foregoing person to act on behalf of the undersigned.

/s/Ted Jaroszewicz Ted Jaroszewicz

SWORN TO AND SUBSCRIBED BEFORE ME
this 19th day of April 2001

/s/Mark Reuter
Notary Public